

November 21, 2022

Kelly E. Hibbs
Chief Financial Officer
Boise Cascade Company
1111 West Jefferson Street Suite 300
Boise, Idaho 83702-5389

      Re: Boise Cascade Company
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 22, 2022
          File No. 001-35805

Dear Kelly E. Hibbs:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services